FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, May 30, 2022

Ger. Gen. No. 08/2022

Ms. Solange Berstein Jáuregui

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Madam,

In accordance with articles 9 and 10, paragraph two of the Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you that the Board of Directors of Enel Américas S.A. ("Enel Américas" or the "Company") unanimously approved the following:

1.	To submit a request for delisting of American Depositary Receipts (ADR) issued by the Company, which are traded on the New York Stock Exchange (NYSE) of the United States of America. Such request for delisting will be filed with the U.S. Securities and Exchange Commission (SEC) on June 10, 2022, through Form 25. The delisting would be effective ten days after the submission of the aforementioned form.

2.	To terminate the "Deposit Agreement" and instruct Citibank, in its capacity of Depositary Bank of the ADR Program of Enel Américas S.A., to inform the ADR holders, with the due advance notice of at least 30 calendar days agreed in the Deposit Agreement, of the Company's decision to terminate said program.

3.	Once the requirements requested by the SEC are met, to file Form 15F with the SEC to voluntarily deregister the Company from Section 12(g) of the U.S. Securities Exchange Act of 1934 and its subsequent amendments (the "Exchange Act") and terminate its disclosure obligations under Sections 13(a) and 15(d) of the Exchange Act.

The Company will continue to list its shares on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange.

The above decisions have no relevant material financial effects on the Company.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: May 30, 2022